March 14, 2000



Securities and Exchange Commission
450 Fifth Street N.W.
Attn:  Document Control - EDGAR
Washington, D.C.  20549-1004

Re: E-xact Transactions Ltd. Request for Withdrawal of Post-Effective Amendment
    No. 1 to Registration on Form SB-2 -- Registration No. 333-89561

Ladies and Gentlemen:

Pursuant to Rule 477, Registrant hereby respectfully requests that the filing transmitted on March 3, 2000 as Post-Effective Amendment No. 1 on Form SB-2 be withdrawn.

The filing stated that Registrant may offer directly to investors in the United States up to 920,000 of the 2,250,000 total shares offered in the Registrant's offering. Because Registrant no longer plans to distribute shares in this manner, Registrant desires to withdraw Post-Effective Amendment No. 1.

Please direct any questions regarding this matter to Robert Attai of Davis, Graham & Stubbs LLP at (303) 892-7408.

Sincerely,

E-xact Transactions Ltd.


/S/  TED HENDERSON
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Ted Henderson
Chief Executive Officer and President